Exhibit 99.3

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, the Registrant hereby discloses the following information.

Several individuals stayed at the Park Hyatt Hamburg, a property leased by a foreign subsidiary of the Registrant, during 2012, for a total of 33 room nights pursuant to a pre-negotiated standard preferred rate agreement with Europaeisch-Iranische Handelsbank AG, an entity included on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury. The aggregate revenues received by the hotel for such stays were approximately $9,300 (including F&B and other revenue). The EAME/SW Asia management segment EBITDA profit margin for the year ended December 31, 2012 was 28.3%. Based on this information, the aggregate net profits received by the hotel for such stays were approximately $2,600. The rates for such room nights were paid in accordance with the standard preferred rate agreement with Europaeisch-Iranische Handelsbank AG. The agreement with Europaerisch-Iranische Handelsbank AG was terminated in September 2012, and the Registrant does not intend to continue such activity. The individuals stayed at the Park Hyatt Hamburg before it became subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560 (“ITSR”), on October 9, 2012. Even if the foreign subsidiary had been subject to the ITSR at the time of the stays, the Registrant believes that such hotel stays were exempt from the ITSR and the Weapons of Mass Destruction Proliferators Sanctions Regulations, 31 C.F.R. Part 544, pursuant to the International Emergency Economic Powers Act.